UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42865

TechCreate Group Ltd.

336 Smith Street, #06-303, New Bridge Centre

Singapore 050336

+65 6936 6354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In response to recent trading activity in the ordinary shares of TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), the Company received inquiries from the U.S. Securities and Exchange Commission (the “SEC”) and NYSE American LLC (“NYSE American”). The Company responded to the SEC on February 13, 2026 and to NYSE American on February 17, 2026. As disclosed in the press release furnished as Exhibit 99.1 to this report, the Company stated that it is not aware of any material nonpublic information that has not been publicly disclosed that would account for the recent trading activity. Trading in the Company’s ordinary shares will remain suspended pending the completion of NYSE American’s review.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TechCreate Group Ltd

Date: February 19, 2026	By:	/s/ Lim Heng Hai
	Name:	Lim Heng Hai
	Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – TechCreate Group Ltd. Issues Statement Regarding Recent Trading Activity

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